UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  333-132584

DENIA ENTERPRISES, INC. (Exact name of registrant as specified in its charter)

3835 East Thousand Oaks Avenue, Suite R 186
Westlake Village, CA 91362

1-805-435-1803

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common (Title of each class of securities covered by this Form)
N/A (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/X/	Rule 12h-3(b)(1)(i)	/ /
Rule 12g-4(a)(1)(ii)	/X/	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(ii)	/ /	Rule 12h-3(b)(2)(ii)	/ /
		Rule 15d-6	/ /

Approximate number of holders of record as of the certificate or notice date: under 100

    Pursuant to the requirements of the Securities Exchange Act of 1934, Infe Human Resources, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 28, 2010	By:	/s/ Naoki Kawata Naoki Kawata President